SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE OF REPURCHASE OF NTT SHARES THROUGH ToSTNet-2

On September 5, 2005, the registrant filed a notice of repurchase of its own shares through the Tokyo Stock Exchange Trading Network System (ToSTNet-2) with the Tokyo Stock Exchange and the other stock exchanges in Japan on which its securities are traded.

Attached is an English translation of the notice describing the details of the proposed repurchase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: September 5, 2005

September 5, 2005

Notice of repurchase of NTT shares through ToSTNeT-2

Nippon Telegraph and Telephone Corporation (“NTT”) has decided the following specific method of repurchase of its own shares pursuant to Article 210 of the Japanese Commercial Code:

1.	Method of repurchase

NTT will place purchase orders for its own shares through brokerages at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2) in the 8:45 am session on September 6, 2005 with the closing price of its common stock traded on the first section of the Tokyo Stock Exchange market on September 5, 2005 (483,000 yen).

2.	Details of repurchase

(1) Class of shares to be repurchased: Common stock

(2) Number of shares to be repurchased: 1,242,236 shares

(Note 1)	The number of shares to be repurchased will not change. Depending on the market conditions, however, there may not be any purchase or only partial purchases may be made by NTT.

(Note 2)	The purchase will be conducted by the use of the equivalent number of sell orders to the planned purchase orders.

3.	Announcement of repurchase

NTT will announce results of the purchase of its own shares after completion of repurchase at 8:45 am on September 6, 2005.

(Further Information)

The resolutions on repurchase of NTT shares decided by the shareholders at the 20th ordinary general meeting on June 28, 2005 were as follows:

(1) Class of shares: Common stock

(2) Number of shares to be repurchased: 1,250,000 shares (maximum)

(3) Total value of shares to be repurchased: 600 billion yen (maximum)

For inquiries, please contact:
Investor Relations Office
Department IV
Nippon Telegraph and Telephone Corporation
Attn: Shioyama (Mr.) or Hanaki(Mr.)
Tel: 03-5205-5581
E-mail: investors@hco.ntt.co.jp